EXHIBIT 11

TELLABS, INC.

COMPUTATION OF PER SHARE EARNINGS

(In millions, except per-share data)	2004	2003	2002

The following chart sets forth the computation of loss per share:
Numerator:
Net loss	$(29.8)	$(241.6)	$(313.1)
Denominator:
Denominator for basic loss per share – weighted average shares outstanding	420.2	413.1	411.4

Effect of dilutive securities:
Employee stock options and awards	—	—	—

Denominator for diluted loss per share — adjusted weighted average shares outstanding and assumed conversions	420.2	413.1	411.4

Loss per share, basic and diluted	$(0.07)	$(0.58)	$(0.76)

Under G.A.A.P., dilutive securities are not included in the computation of diluted earnings per share when a company is in a net loss position. Had dilutive securities been included, weighted average shares outstanding would have been 424.7 million, 416.7 million and 414.9 million in 2004, 2003 and 2002, respectively.